Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

35th Floor

New York, NY 10019

January 14, 2016

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 157 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 159 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 157 is being filed for the purpose of adding the new series shown under Appendix A below.

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Eric S. Purple of K&L Gates at (202) 778-9220.

Sincerely,

/s/ Angela Brickl

Angela Brickl

Chief Compliance Officer

Rafferty Asset Management, LLC

Appendix A

Direxion Daily Frontier 100 Bear 1X Shares

Direxion Daily Consumer Staples Bear 1X Shares

Direxion Daily Consumer Discretionary Bear 1X Shares

Direxion Daily Energy Bear 1X Shares

Direxion Daily Financial Bear 1X Shares

Direxion Daily Industrials Bear 1X Shares

Direxion Daily Materials Bear 1X Shares

Direxion Daily Technology Bear 1X Shares

Direxion Daily Utilities Bear 1X Shares